

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2013

Via E-Mail
Michelle Mercier
President and Chief Executive Officer
Umax Group Corp.
3923 West 6th Street, Ste. 312
Los Angeles, California 90020

>   **Re: Umax Group Corp.**
>   **Item 4.01 Form 8-K**
>   **Filed November 22, 2013**
>   **File No. 333-174334**

Dear Ms. Mercier:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 4.01 8-K Filed November 22, 2013

1. Please amend your Form 8-K to clearly state whether Ronald R. Chadwick, P.C. resigned, declined to stand for re-election or was dismissed. Based on your disclosures, we assume that this firm resigned or declined to stand for re-election; however, this is not clear. Refer to Item 304(a)(1)(i) of Regulation S-K.

2. Please amend your Form 8-K to clearly state whether Ronald Chadwick, PC's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles and also describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification. We note your disclosure that Ronald Chadwick, PC's reports were modified as to uncertainty related to your continuation as a going concern. However, it is unclear from your existing disclosure

whether the report for either of the past two years was qualified or modified for any other matters, or whether the reports contained an adverse opinion or a disclaimer of opinion. Refer to Item 304(a)(1)(ii) of Regulation S-K.

3. Please amend your Form 8-K to disclose whether during the years ended April 30, 2013 and 2012 and any subsequent interim period through the date of engagement you consulted with Cutler & Co, LLC (Cutler) regarding (i) the application of accounting principles to a specified transaction, (ii) the type of audit opinion that might be rendered on your financial statements by Cutler, in either case where written or oral advice provided by Cutler would be an important factor considered in reaching a decision as to any accounting, auditing or financial reporting issues or (iii) any other matter that was the subject of a disagreement between you and your former auditor, or was a reportable event (as described in Items 304(a)(1)(iv) or Item 304(a)(1)(v) of Regulation S-K, respectively). Refer to Item 304(a)(2) of Regulation S-K.

4. Please file an updated Exhibit 16 letter with your amended Form 8-K. In addition, please file this updated letter from your former accountant as Exhibit 16 rather than as Exhibit 23.1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder at 202-551-3332 if you have questions. In her absence you may contact me at (202) 551-3737.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief